UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 12, 2021

SEACOAST BANKING CORPORATION OF FLORIDA
(Exact Name of Registrant as Specified in Charter)

Florida	000-13660	59-2260678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida	34994
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.10 par value	SBCF	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On November 12, 2021, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast” or the “Company”), and Seacoast’s wholly-owned subsidiary, Seacoast National Bank, a national banking association (“SNB”), entered into an amendment to the Agreement and Plan of Merger, dated August 23, 2021 (the “Sabal Palm Merger Agreement”), by and between Seacoast, Seacoast National Bank, Sabal Palm Bancorp, Inc., a Florida corporation (“Sabal Palm”), and Sabal Palm Bank, a Florida chartered bank and wholly-owned subsidiary of Sabal Palm (the “Amendment”). The Amendment reduces the minimum consolidated tangible shareholders’ equity closing amount that is a condition to closing the merger. The Amendment provides that in the event that Sabal Palm’s consolidated tangible shareholders’ equity is less than Sabal Palm’s target consolidated tangible shareholders’ equity (defined in the Amendment as $29,124,000, less the impact of after-tax permitted expenses including (i) those reasonable expenses incurred in connection with the merger, (ii) the fee payable to Sabal’s financial advisor and (iii) the payments paid to each of Neil D. McCurry Jr., Richard J. Halloran, and Dave Froelich prior to the closing date of the merger) and Sabal Palm Bank’s general allowance for loan and lease losses is less than 1.14% of total loans and leases outstanding (excluding loans originated under the PPP), then Seacoast shall have the option to adjust the merger consideration downward by an amount that is reflective of the overall shortfall between Sabal Palm’s target consolidated tangible shareholders’ equity and Sabal Palm’s consolidated tangible shareholders’ equity.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Amendment has been attached as an exhibit to this report in order to provide investors and shareholders with information regarding its terms.

Item 8.01	Other Events

In addition to the Sabal Palm Merger Agreement, also on August 23, 2021, Seacoast and Seacoast National Bank entered into an Agreement and Plan of Merger with Business Bank of Florida, Corp. (“Business Bank”). Pursuant to the Business Bank Merger Agreement, Business Bank will be merged with and into Seacoast and Business Bank’s wholly-owned subsidiary, Florida Business Bank, will be merged with and into SNB (collectively, the “Business Bank Mergers”).

Completion of the Business Bank Mergers and the Sabal Palm Mergers are subject to various regulatory approvals, including approvals from the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Office of the Comptroller of the Currency (the “OCC”). The parties have successfully obtained the necessary regulatory approvals of the Federal Reserve and the OCC for the completion of the Business Bank Mergers and the Sabal Palm Mergers, respectively.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Seacoast has filed with the SEC a registration statement on Form S-4 containing a proxy statement of Sabal Palm Bancorp, Inc. and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed transaction. A definitive proxy statement/prospectus has been mailed to shareholders of Sabal Palm Bancorp, Inc. Investors and shareholders of SeacoasT AND SABAL PALM BANCORP, INC. are urged to read the entire proxy statement/prospectus and other documents that have been filed with the SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS carefully and in their entirety because they contain important information. Investors and shareholders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast’s Investor Relations at (772) 288-6085.

Sabal Palm Bancorp, Inc., its directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of each entity in connection with the mergers; the timing to consummate the proposed mergers; changes in Seacoast’s share price before closing; the risk that a condition to closing of the proposed mergers may not be satisfied; the parties' ability to achieve the synergies and value creation contemplated by the proposed mergers; the parties' ability to promptly and effectively integrate the businesses of Seacoast, Sabal Palm Bancorp, Inc., and Business Bank of Florida, Corp., including unexpected transaction costs, including the costs of integrating operations, severance, professional fees and other expenses; the diversion of management time on issues related to the mergers; the failure to consummate or any delay in consummating the mergers for other reasons; changes in laws or regulations; the risks of customer and employee loss and business disruption, including, without limitation, as the result of difficulties in maintaining relationships with employees; increased competitive pressures and solicitations of customers and employees by competitors; the difficulties and risks inherent with entering new markets; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on each of the entities and the proposed transaction and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report, Form 10-Q report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast, Sabal Palm Bancorp, Inc., and Business Bank of Florida, Corp.

Item 9.01.	Financial Statements and Exhibits.

(c)       Exhibits.

Exhibit No.	Description
2.1	Amendment to Agreement and Plan of Merger, dated as of November 12, 2021, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Sabal Palm Bancorp, Inc. and Sabal Palm Bank.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Tracey L. Dexter
Tracey L. Dexter
Chief Financial Officer

Date: November 18, 2021